Exhibit 99(c)

Annual Statement as to Compliance

I, Steven H. Smith, Servicing Officer of Household Finance Corporation (the "Master Servicer"), DO HEREBY CERTIFY, in accordance with Section 3.10 of the Sale and Servicing Agreement dated as of July 3, 2002 among Household Mortgage Funding Corporation III, as Depositor, Household Mortgage Loan Trust 2002-HC1, Master Servicer and JPMorgan Chase Bank as Indenture Trustee (the "Sale and Servicing Agreement"), that:

1. A review of the activities of the Master Servicer from January 1, 2003 through December 31, 2003 (the "Period") and of its performance under the Sale and Servicing Agreement has been made under my supervision; and

    To the best of my knowledge, based on my review, the Master Servicer has fulfilled all its material obligations under the Sale and Servicing Agreement throughout such Period.

IN WITNESS WHEREOF, I have signed this certificate this 25th day of March, 2004.

/s/ Steven H. Smith Steven H. Smith

Servicing Officer

MS HEL 2002-HC1